# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nyxoah SA, CIK 0001857190
CUSIP: B6S7WD106
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Rue Edouard Belin, 12, Mont-Saint-Guibert, Belgium (C9), 1435
Date of event which requires filing of this statement: 06/10/2026
Filed by CIK 0001870044
Persons authorized to receive notices and communications: Rob McGrory, 1 University Avenue, Macquarie University, Australia (C3), 2109, 61294255239

## Reporting persons
- Cochlear Investments Pty Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Australia (C3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,847,283; sole dispositive power 0; shared dispositive power 5,847,283; aggregate amount beneficially owned 5,847,283 (5.91% of the class)
  Comment: Based on 98,894,961 ordinary shares ("Ordinary Shares") of Nyxoah S.A. (the "Issuer") outstanding, as stated in the Issuer's prospectus supplement filed with the U.S. Securities and Exchange Commission (the "SEC") on June 5, 2026.
- Cochlear Limited (CIK 0001870044): type of reporting person: corporation (CO); citizenship or place of organization: Australia (C3); source of funds: working capital (WC); sole voting power 0; shared voting power 5,847,283; sole dispositive power 0; shared dispositive power 5,847,283; aggregate amount beneficially owned 5,847,283 (5.91% of the class)
  Comment: Based on 98,894,961 Ordinary Shares outstanding, as stated in the Issuer's prospectus supplement filed with the SEC on June 5, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Nyxoah SA
Address of issuer's principal executive offices: Rue Edouard Belin, 12, Mont-Saint-Guibert, Belgium (C9), 1435
Comment: This Amendment No. 5 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on July 16, 2021 (the "Original Schedule 13D") as amended by Amendment No. 4 to the Original Schedule 13D filed by the Reporting Persons dated November 24, 2025 ("Amendment No. 4"), Amendment No. 3 to the Original Schedule 13D filed by the Reporting Persons dated October 10, 2024 ("Amendment No. 3"), Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on May 30, 2024 ("Amendment No. 2") and Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on March 29, 2023 (together with Amendment No. 4, Amendment No. 3, Amendment No. 2and the Original Schedule 13D, the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment shall have the same meanings ascribed to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, Cochlear Investments directly owns 5,847,283 Ordinary Shares, representing 5.91% of the outstanding Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Cochlear Limited is the parent company of Cochlear Investments. As a result, Cochlear Limited may be deemed to indirectly beneficially own the Ordinary Shares directly held by Cochlear Investments.

The percentage of outstanding Ordinary Shares that may be deemed to be beneficially owned by each Reporting Person is set forth on line 13 of the cover sheet hereof. Such percentage was calculated based on 98,894,961 Ordinary Shares outstanding, as stated in the Issuer's prospectus supplement filed with the SEC on June 5, 2026.

The Reporting Persons do not have the right to acquire any additional Ordinary Shares.
Transactions in the class effected during the past sixty days: The reported share amounts for the Reporting Persons reflect amounts as of the date hereof. The Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days.

## Signatures
- Cochlear Investments Pty Ltd: /s/ Kristy Jo, Kristy Jo / Company Secretary (06/11/2026)
- Cochlear Limited: /s/ Rob McGrory, Rob McGrory / Company Secretary (06/11/2026)